# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Innventure, Inc., CIK 0002001557
CUSIP: 45784M108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, Florida (FL), 32827
Date of event which requires filing of this statement: 10/19/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002041777-26-000001
Filed by CIK 0002041777
Persons authorized to receive notices and communications: Ascent Capital Partners, 16427 N Scottsdale Rd, Ste 410, Scottsdale, Arizona (AZ), 85255, 928-503-2437

## Reporting persons
- Ascent Capital Partners LLC (CIK 0002041777): type of reporting person: investment adviser (IA); citizenship or place of organization: Arizona (AZ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,310,922; shared voting power 0; sole dispositive power 9,310,922; shared dispositive power 0; aggregate amount beneficially owned 9,310,922 (10.7% of the class)
- Jonathan Loeffler: type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,310,922; shared voting power 0; sole dispositive power 9,310,922; shared dispositive power 0; aggregate amount beneficially owned 9,310,922 (10.7% of the class)
- Mark A Pomeroy Jr: type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 9,310,922; shared voting power 0; sole dispositive power 9,310,922; shared dispositive power 0; aggregate amount beneficially owned 9,310,922 (10.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: Innventure, Inc.
Address of issuer's principal executive offices: 6900 TAVISTOCK LAKES BLVD, SUITE 400, 6900 TAVISTOCK LAKES BLVD, SUITE 400, ORLANDO, Florida (FL), 32827

## Item 2. Identity and Background
Name of person filing: Ascent Capital Partners LLC ("Ascent Capital")
Residence or business address: 16427 N Scottsdale Rd, Ste 410, Scottsdale, AZ 85255
Present principal occupation or employment: The principal business of Ascent Capital is providing investment advisory services to private funds ("Funds") and other investors, including through separately managed accounts ("SMAs"). Ascent Capital clients generally pay an asset-based management fee and a performance fee, some of which may be based on the net profits, if any, relating to Issuer securities.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is an Arizona limited liability company. Jonathan Loeffler and Mark A. Pomeroy Jr, each a citizen of the United States of America, are all the members and managers of the Reporting Person and their business address is 16472 N. Scottsdale Rd, Ste. 410, Scottsdale, Arizona 85255

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Ascent Capital acquired beneficial ownership of the securities reported herein referenced in Item 5(c) at a cost of approximately $1,421,220. The source of funds used to acquire such position was from working capital of accounts managed by Ascent Capital.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons acquired the securities reported herein for investment purposes and intend to review their investments in the Issuer on a continuing basis. Subject to various factors, including but not limited to the Issuer's financial position and strategic direction, price levels of the Class A Common Stock, conditions in the securities markets, various laws and regulations applicable to the Issuer and companies in its industry and the Reporting Persons' ownership in the Issuer, and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D. The Reporting Persons may, from time to time, acquire, or cause affiliates to acquire, additional shares of Class A Common Stock or other securities of the Issuer (including any combination or derivative thereof), dispose, or cause affiliates to dispose, of some or all of their Class A Common Stock or other securities of the Issuer or continue to hold, or cause affiliates to hold, Class A Common Stock or other securities of the Issuer (or any combination or derivative thereof). In addition, the Reporting Persons have engaged and intend to continue to engage, in discussions with management or the board of directors of the Issuer (the "Board") about its business, operations, strategy, and prospects and governance matters or otherwise work with management and the Board with a view to maximizing stockholder value. On October 19, 2026, Ascent Capital Partners issued a letter to the Board of Directors of Innventure, Inc. expressing concern over Innventure's recent capital allocation decisions. Ascent criticized the company's sale of up to $60 million in stock at a valuation significantly below intrinsic value, arguing that the transaction materially undervalues Innventure and dilutes existing shareholders. The letter urges the Board to reconsider its capital strategy and engage with shareholders to restore confidence and long-term value. A copy of the Board Letter is attached as an Exhibit to this Schedule 13D and incorporated by reference in this Item 4. Except as described in this Schedule 13D, the Reporting Person does not have any present plans that relate to or would result in any of the actions described in Item 4 of paragraph (a) through (j), although, the Reporting Person, at any time, may review, reconsider and change their position and/or purpose and/or develop such plans and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5. As of the date hereof the Reporting Person may be deemed to beneficially own an aggregate of 9,310,922 shares of the Issuer's Class A Common Stock, representing 10.72% of the outstanding shares of Class A Common Stock, based on 84,612,657 shares of Class A Common Stock of the Issuer outstanding as of August 7, 2026, which is the total number of Shares outstanding disclosed on the 10-K filed on August 14, 2026 as well as the warrants. The beneficial ownership reported herein consists of shares held by Funds and held by SMAs managed by Ascent Capital.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above
Transactions in the class effected during the past sixty days: Except as set forth on Schedule A attached hereto, the Reporting Persons have effected a purchase of 1,738,498 shares on Friday, October 16, 2026 and 2,702,138 shares on Monday October 19, 2026.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Person, no one other than the Reporting Person, or the partners, members, affiliates or shareholders of the Reporting Person or the private funds and/or SMAs it manages, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock reported herein as beneficially owned by the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The information set forth in Items 2 and 5 of the Schedule 13D is incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 2 and 5 of the Schedule 13D is incorporated herein by reference. For the avoidance of doubt, Ascent Capital also owns securities in private companies in which the Issuer also has ownership.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Updated Exhibits from filing made on October 19, 2026.

Please see Exhibit 1 (Ascent Capital Letter)
Please see Exhibit 2 (NAV Methodology)
Please see Exhibit 3 (NAV Scorecard)

## Signatures
- Ascent Capital Partners LLC: Jonathan Loeffler, Managing Director (10/20/2026)
- Ascent Capital Partners LLC: Mark A. Pomeroy Jr., Managing Director (10/20/2026)
- Jonathan Loeffler: Jonathan Loeffler, Managing Director (10/20/2026)
- Mark A Pomeroy Jr: Mark A.Pomeroy Jr., Managing Director (10/20/2026)
Comment: n/a